1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 22, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 FILED ON THE DATE HEREOF AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/9/22

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	US GAAP Financial Statements as of December 31, 2005 and June 30, 2006 (Unaudited) and for Six Months Ended June 30, 2005 and 2006 (Unaudited)

Exhibit 1

Chunghwa Telecom Co., Ltd.

Financial Statements as of December 31, 2005 and

June 30, 2006 (Unaudited) and for Six Months Ended June 30, 2005 and 2006 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2005	June 30
ASSETS		2006	2006
	NT$	NT$	US$
		(Unaudited)	(Unaudited)
			(Note 3)
CURRENT ASSETS
Cash and cash equivalents	$41,891	$63,206	$1,955
Short-term investments	14,171	15,956	494
Trade notes and accounts receivable, net	12,839	11,554	357
Inventories, net	2,120	1,328	41
Prepaid expenses	1,149	2,905	90
Deferred income taxes	3,353	2,647	82
Other current assets	5,805	5,282	163

Total current assets	81,328	102,878	3,182

LONG-TERM INVESTMENTS	3,391	3,349	104

INVESTMENT IN PRIVATE MUTUAL FUND	481	—	—

PROPERTY, PLANT AND EQUIPMENT, NET	293,525	282,640	8,742

INTANGIBLE ASSETS
3G concession, net	9,732	9,358	290
Patents and computer software, net	184	173	5

Total intangible assets	9,916	9,531	295

OTHER ASSETS
Deferred income taxes, non-current	2,626	2,779	86
Other	3,901	4,267	132

Total other assets	6,527	7,046	218

TOTAL	$395,168	$405,444	$12,541

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable	$10,332	$7,721	$239
Income tax payable	997	6,791	210
Accrued expenses	16,010	15,098	467
Current portion of deferred income	1,486	1,505	47
Current portion of long-term loan	200	300	9
Dividend payable	—	40,660	1,258
Customers’ deposits	8,250	7,820	242
Other current liabilities	19,411	17,606	544

Total current liabilities	56,686	97,501	3,016

LONG-TERM LIABILITIES

Deferred income, net of current portion	10,147	9,762	302
Long-term loan, net of current portion	300	—	—
Accrued pension liabilities	—	368	11
Other	207	130	4

Total long-term liabilities	10,654	10,260	317

Total liabilities	67,340	107,761	3,333

COMMITMENTS AND CONTINGENT LIABILITIES (Notes 13 and 14)

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.3) par value; preferred stock - NT$10 (US$0.3) par value; Authorized - 9,647,724,900 common shares at December 31, 2005; 12,000,000,000 common shares and 2 preferred shares at June 30, 2006; Issued and outstanding - 9,647,724,900 common shares at December 31, 2005, 9,455,724,900 common shares and 2 preferred shares at June 30, 2006	96,477	94,557	2,925
Stock dividend to be issued	—	2,121	66
Capital surplus	157,490	164,354	5,083
Retained earnings	73,864	36,429	1,127
Other comprehensive income	(3)	222	7

Total stockholders’ equity	327,828	297,683	9,208

TOTAL	$395,168	$405,444	$12,541

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Six Months Ended June 30
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
SERVICE REVENUES	$90,698	$91,404	$2,827

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	29,611	32,124	994
Marketing, excluding depreciation and amortization	9,268	9,972	308
General and administrative, excluding depreciation and amortization	1,364	1,781	55
Research and development, excluding depreciation and amortization	1,259	1,382	43
Depreciation and amortization - costs of services	19,190	19,235	595
Depreciation and amortization - operating expenses	1,208	1,155	36

Total operating costs and expenses	61,900	65,649	2,031

INCOME FROM OPERATIONS	28,798	25,755	796

OTHER INCOME
Interest	216	314	10
Other income	1,640	1,429	44

Total other income	1,856	1,743	54

OTHER EXPENSES
Interest	1	1	—
Other expense	115	177	5

Total other expenses	116	178	5

INCOME BEFORE INCOME TAX	30,538	27,320	845
INCOME TAX	5,680	7,545	233

NET INCOME	$24,858	$19,775	$612

NET INCOME PER SHARE	$2.52	$2.03	$0.06

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,859,845,093	9,740,368,137	9,740,368,137

NET INCOME PER PRO FORMA EQUIVALENT ADS	$25.21	$20.30	$0.63

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	985,984,509	974,036,814	974,036,814

COMPREHENSIVE INCOME
Net income	$24,858	$19,775	$612
Cumulative translation adjustments	—	(1)	—
Unrealized gain on available-for-sale securities	—	226	7

Comprehensive income	$24,858	$20,000	$619

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$24,858	$19,775	$612
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	459	321	10
Depreciation and amortization	20,398	20,390	631
Net unrealized loss on short-term investments	26	—	—
Loss (gain) on sale of short-term investments	(80)	60	2
Loss on sale of long-term investments	—	7	—
Net loss on disposal of scrap inventories and property, plant and equipment	36	62	2
Equity in earnings of equity investees	(65)	(1)	—
Cash dividends received from equity investees	—	42	1
Stock compensation expenses for shares issued to employees at a discount	204	503	16
Employee stock bonus	—	1,381	43
Deferred income taxes	(40)	553	17
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	1,103	965	30
Inventories	(697)	881	27
Prepaid expenses	(2,678)	(1,756)	(54)
Other current assets	(270)	522	16
Other assets	(46)	(62)	(2)
Increase (decrease) in:
Trade notes and accounts payable	(3,717)	(2,700)	(84)
Income tax payable	669	5,794	179
Accrued expenses	(1,703)	(912)	(28)
Customers’ deposits	(764)	(430)	(13)
Other current liabilities	1,072	707	21
Accrued pension liabilities	(245)	368	11
Deferred income	(1,037)	(366)	(11)
Other liabilities	13	(77)	(2)

Net cash provided by operating activities	37,496	46,027	1,424

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	(17,352)	(2,987)	(92)
Proceeds from disposal of available-for-sale securities	12,003	1,842	57
Acquisitions of property, plant and equipment	(9,792)	(11,947)	(370)
Proceeds from disposal of property, plant and equipment	—	6	—
Acquisitions of patents and computer software	(43)	(57)	(2)

Net cash used in investing activities	(15,184)	(13,143)	(407)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	$(200)	$(200)	$(6)
Additional capital contributed by government	(1)	23	—
Purchase of treasury stock	—	(11,392)	(352)

Net cash used in financing activities	(201)	(11,569)	(358)

NET INCREASE IN CASH AND CASH EQUIVALENTS	22,111	21,315	659

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,283	41,891	1,296

CASH AND CASH EQUIVALENTS, END OF PERIOD	$51,394	$63,206	$1,955

SUPPLEMENTAL INFORMATION
Interest paid	$1	$1	$—

Income tax paid	$5,051	$78	$2

NON-CASH FINANCING ACTIVITIES
Dividends payable	$45,344	$40,660	$1,258

Current portion of long-term loans	$200	$300	$9

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. As of June 30, 2006 the MOTC owns 42.21% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and July 17, 2003, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, the Company maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, the Company is no longer required to follow the ROC government regulations for state-owned enterprises. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They are unaudited and do not include all disclosures found in our annual financial statements. Management believes it has made all necessary adjustments so that the financial statements are presented fairly. The results of operations for six months ended June 30, 2006 may not be indicative of future results. These financial statements should be read in conjunction with the financial statements of the Company included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

The Company has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and the Company has 100% ownership right in an amount of US$1 in each holding company. As of June 30, 2006, the holding companies are subsidiaries of the Company and the financial statements of the holding companies are consolidated into the Company.

3. U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006, which was NT$32.33 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. CASH AND CASH EQUIVALENTS

	December 31, 2005	June 30, 2006
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$2,355	$4,220
Negotiable certificate of deposit	10,907	13,803
Commercial paper purchased	28,629	45,183

	$41,891	$63,206

5. SHORT-TERM INVESTMENTS

	December 31, 2005		June 30, 2006
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Available-for-sale securities
Open-end bond mutual fund	$13,959	$61	$15,822	$211
Real estate investment trust fund	104	4	114	14
Listed stock	73	4	20	1

	14,136	69	15,956	226
Credit linked investment	35	—	—	—

	$14,171	$69	$15,956	$226

The Company entered into a contract with Citibank Taiwan Branch (“Citibank”) to invest NT$35 million in a credit linked investment in October 2005. The Company will receive interest on a quarterly basis commencing from December 2005 through March 2007, the maturity date. In addition to the quarterly interest, Citibank will pay an additional amount based on the embedded credit derivate. The embedded credit derivate is linked to credit events of Quanta Display Inc., a Taiwan Stock Exchange listed company. The credit events include bankruptcy, failure to pay certain obligations, acceleration of obligations, repudiation, moratorium and restructuring. If a credit event occurs on any day prior to the maturity date, Citibank may at its option declare a credit event, designate a cash settlement date and pay the cash settlement amount equal to 30% of the outstanding contract amount to the Company in New Taiwan Dollars. The contract also granted a call provision to Citibank enabling it to early terminate the contract. Following the exercise of the call provision, the Bank shall pay the Company the terminated contract amount and any accrued interest.

The contract is accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss is charged to shareholder’s equity. On January 9, 2006, the Company sold the contract to a third party and recognized an investment loss of NT$0.2 million (unaudited).

6. LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31, 2005		June 30, 2006
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
	NT$		NT$
			(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$950	49	$964	49
Taiwan International Standard Electronics (“TISE”)	575	40	519	40

	1,525		1,483

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	1,866		1,866

	$3,391		$3,349

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the six months ended June 30, 2005 and 2006, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends of zero and NT$42 million (unaudited) were declared by TISE for the six months ended June 30, 2005 and 2006, respectively.

The Company evaluates the investments in TFC, RPTI and Siemens for impairment annually. There were no indicators of impairment noted for the six months ended June 30, 2005 and 2006, respectively. Dividends of NT$58 million (unaudited) and NT$29 million (unaudited) were declared by Siemens for the six months ended June 30, 2005 and 2006, respectively.

7. INVESTMENT IN PRIVATE PLACEMENT FUND

The Company invested NT$500 million in a private placement fund managed by First Global Investment Trust Company Limited (“FGIT”) from September 27, 2005 to September 28, 2008. FGIT, on-behalf of the Company, invested 95% of the total investment principle in a three-year structured time deposit issued by Far Eastern International Bank and invested the rest of the investment principal in a currency swap with Ta Chong Bank. The Company marks to market the private placement fund without distinguishing and presenting the underlying investment assets separately on its balance sheet. This is because the majority of the fair value of the private placement fund is generated from the three-year structured time deposit and the fair value of the currency swap is nominal. On June 28, 2006, the Company sold the private placement fund and recognized an investment loss of NT$7 million (unaudited).

8. LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2005	June 30, 2006
	NT$	NT$
		(Unaudited)
Loan from the Fixed–Line Fund	$500	$300
Less: Current portion of long-term loans	200	300

	$300	$—

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005.

As of June 30, 2006, the Company has unused credit line of approximately NT$33,729 million (unaudited), which are available for short-term and long-term borrowings.

9. STOCKHOLDERS’ EQUITY

Under the Revised Company’s Articles of Incorporation dated on May 30, 2006, the Company’s authorized capital is $120,000,000,020. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership in the Company falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of June 30, 2006, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005 and June 30, 2006, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares, and represented 26.02% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the Company have been approved and resolved by the stockholders on May 30, 2006 as follows:

Amount
NT$
Legal reserve	$4,765
Cash dividends - NT$4.3 per share	40,660
Stock dividends - NT$0.2 per share	1,891
Employee bonus - cash	230
Employee bonus - stock	230
Remuneration to board of directors and supervisors	15

$47,791

10. TREASURY STOCK

In order to improve the Company’s financial condition and utilize excess funds, the Company acquired 192,000 thousand treasury shares for NT$11,392 million (unaudited) for the six months ended June 30, 2006. On June 30, 2006, the Company cancelled the treasury stock by reducing common stock of $1,920 million (unaudited), capital surplus of $4,269 million (unaudited) and retained earnings of $5,203 million (unaudited).

11. EMPLOYEE STOCK COMPENSATION

The MOTC provided employees with two stock purchase plans: The market discount plan and the par value plan. There were no market discount plan offerings during the period ended June 30, 2006.

Under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the year ended December 31, 2005 and for the six months ended June 30, 2006 were 4,126,928 shares and 10,411,955 shares, respectively. The MOTC received total proceeds of NT$41 million and NT$104 million (unaudited) for the year ended December 31, 2005 and for six months ended June 30, 2006, respectively, from these sales.

The Company recognized NT$204 million (unaudited) and NT$503 million (unaudited) as compensation expense for the discounted shares purchased by employees under the par value plan for the six months ended June 30, 2005 and June 30, 2006, respectively.

12. PENSION PLAN

Pension costs for the defined benefit plan amounted to NT$2,662 million (unaudited) and NT$1,679 million (unaudited) for the six months ended June 30, 2005 and 2006, respectively. Pension costs for the defined contribution plan amounted to nil and NT$20 million (unaudited) for the six months ended June 30, 2005 and 2006, respectively. The Company’s contributions to all retirement plans were NT$2,907 million (unaudited) and NT$872 million (unaudited) for the six months ended June 30, 2005 and 2006, respectively.

The Company approved a Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily left the Company on March 31, 2006 to also receive benefit payments based on the respective original plan plus additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until March 31, 2006 was accounted for as special termination benefits. The Company recognized expense of NT$2,302 million (unaudited) for Program C as of June 30, 2006.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. After paying all pension obligations for privatization, the plan assets will be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. According to the instructions of MOTC, the Company has been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization. As of June 30, 2006 the remaining balance of funds to be disbursed to employees on behalf of the MOTC and transferred to Privatization Fund amounted to NT$501 million.

13. COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2006, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$2,243 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$18,521 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

June 30, 2006
NT$
(Unaudited)
Within the following year (July 1, 2006 to June 30, 2007)	$1,254
During the second year (July 1, 2007 to June 30, 2008)	803
During the third year (July 1, 2008 to June 30, 2009)	556
During the forth year (July 1, 2009 to June 30, 2010)	319
During the fifth year and thereafter (July 1, 2010 to thereafter.)	147

$3,079

As of June 30, 2006, the Company had unused letters of credit of NT$3,086 million (unaudited).

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets—other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

Although not specifically stated in the written agreements, the Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related documents.

On June 2, 2006, the Company’s board of directors approved an investment plan to purchase more than 50% of the common stocks issued from CHIEF Telecom Co., Ltd. However, a formalized purchase contract has not been signed by the Company as of August 11, 2006.

14. LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of August 11, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of June 30, 2006, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

15. INFORMATION ON FINANCIAL INSTRUMENTS

Non-derivative financial instruments are as follows:

	December 31, 2005		June 30, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$41,891	$41,891	$63,206	$63,206
Short-term investments	14,171	14,171	15,956	15,956
Long-term Investments for which it is:
- Practicable to estimate fair value	1,790	1,790	—	—
- Not practicable	76	—	1,866	—
Refundable deposits (included in “other assets - other”)	3,577	3,577	3,871	3,871
Liabilities
Customers’ deposits	8,250	7,049	7,820	6,653
Long-term loans (including current portion of long-term loans)	500	500	300	300

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments - the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments - the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits - the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits - the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Long-term loans (including current portion) - the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

16. SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operations - the provision of paging and related services;

•	Internet and data operations - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a. Business segments:

As of and for the six months ended June 30, 2005 (unaudited)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$27,885	$6,592	$7,229	$36,221	$80	$27,120	$1,278	$106,405
Elimination of intersegment amount	(7,873)	(1,157)	—	(565)	—	(6,735)	(7)	(16,337)
US GAAP adjustments	701	3	4	(64)	—	1	(15)	630

Total service revenues from external customers	$20,713	$5,438	$7,233	$35,592	$80	$20,386	$1,256	$90,698

Operating costs and expenses, excluding depreciation and amortization	$16,876	$2,324	$5,210	$16,568	$85	$12,470	$1,276	$54,809
Elimination of intersegment amount	(1,760)	(1,654)	(1,661)	(6,246)	(19)	(4,799)	(200)	(16,339)
US GAAP adjustments	674	15	30	101	1	222	16	1,059

	$15,790	$685	$3,579	$10,423	$67	$7,893	$1,092	39,529

Unallocated corporate amount								1,973

Total operating costs and expenses, excluding depreciation and amortization								$41,502

Depreciation and amortization	$9,691	$369	$341	$3,444	$142	$6,242	$299	$20,528
US GAAP adjustments	(103)	(4)	(6)	(32)	(1)	(53)	—	(199)

	$9,588	$365	$335	$3,412	$141	$6,189	$299	20,329

Unallocated corporate amount								69

Total depreciation and amortization								$20,398

Income from operations	$1,318	$3,899	$1,678	$16,209	$(147)	$8,408	$(297)	$31,068
Elimination of intersegment amount	(6,113)	497	1,661	5,681	19	(1,936)	193	2
US GAAP adjustments	130	(8)	(20)	(133)	—	(168)	(31)	(230)

	$(4,665)	$4,388	$3,319	$21,757	$(128)	$6,304	$(135)	30,840

Unallocated corporate amount								(2,042)

Total income from operations								$28,798

Segment income before income tax	$1,365	$4,004	$1,727	$16,593	$(148)	$8,598	$(344)	$31,795
Elimination of intersegment amount	(6,113)	497	1,661	5,681	19	(1,936)	193	2
US GAAP adjustments	528	(8)	(20)	(131)	1	(34)	(22)	314

	$(4,220)	$4,493	$3,368	$22,143	$(128)	$6,628	$(173)	32,111

Unallocated corporate amount								(1,573)

Total segment income before income tax								$30,538

As of and for the six months ended June 30, 2006 (unaudited)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$27,659	$6,132	$7,030	$37,506	$40	$30,015	$1,362	$109,744
Elimination of intersegment amount	(9,020)	(1,176)	—	(1,323)	—	(7,501)	(18)	(19,038)
US GAAP adjustments	655	21	24	16	—	1	(19)	698

Total service revenues from external customers	$19,294	$4,977	$7,054	$36,199	$40	$22,515	$1,325	$91,404

(Concluded)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Operating costs and expenses, excluding depreciation and amortization	$17,501	$2,373	$5,106	$18,013	$48	$13,120	$2,256	$58,417
Elimination of intersegment amount	(2,423)	(1,711)	(1,660)	(7,146)	(6)	(5,778)	(314)	(19,038)
US GAAP adjustments	2,844	39	119	419	3	953	327	4,704

	$17,922	$701	$3,565	$11,286	$45	$8,295	$2,269	44,083

Unallocated corporate amount								1,176

Total operating costs and expenses, excluding depreciation and amortization								$45,259

Depreciation and amortization	$9,085	$338	$302	$3,941	$2	$6,153	$703	$20,524
US GAAP adjustments	(123)	(4)	(5)	(34)	—	(54)	29	(191)

	$8,962	$334	$297	$3,907	$2	$6,099	$732	20,333

Unallocated corporate amount								57

Total depreciation and amortization								$20,390

Income from operations	$1,073	$3,421	$1,622	$15,552	$(10)	$10,742	$(1,597)	$30,803
Elimination of intersegment amount	(6,597)	535	1,660	5,823	6	(1,723)	296	—
US GAAP adjustments	(2,066)	(14)	(90)	(369)	(3)	(898)	(375)	(3,815)

	$(7,590)	$3,942	$3,192	$21,006	$(7)	$8,121	$(1,676)	26,988

Unallocated corporate amount								(1,233)

Total income from operations								$25,755

Segment income before income tax	$(41)	$3,509	$1,637	$15,718	$(11)	$10,513	$(1,790)	$29,535
Elimination of intersegment amount	(6,597)	535	1,660	5,823	6	(1,723)	296	—
US GAAP adjustments	(508)	(5)	(31)	(133)	(2)	(353)	(201)	(1,233)

	$(7,146)	$4,039	$3,266	$21,408	$(7)	$8,437	$(1,695)	28,302

Unallocated corporate amount								(982)

Total segment income before income tax								$27,320

(Concluded)

b.    Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly interconnection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Six Months Ended June 30
	2005	2006
	NT$	NT$
	(Unaudited)	(Unaudited)
Taiwan, ROC	$88,775	$89,514
Overseas	1,923	1,890

	$90,698	$91,404

c.    Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has a non-revenue generating office in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.01 million and NT$0.01 million (unaudited) at December 31, 2005 and June 30, 2006, respectively, are located in Taiwan, ROC.